UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           American Tower Corporation
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    029912201
                                 (CUSIP Number)

                                  June 4, 1998
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-(c)

     [X]  Rule 13d-1(d)




















--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 029912201                   13G                     Page 2 of 6 Pages
-------------------                                           -----------------




1 Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)

           Steven B. Dodge
2          Check the Appropriate Box If a Member of a Group             (a) |_|
           (See Instructions)                                           (b) |_|

3          SEC Use Only


4          Citizenship or Place of Organization

           United States of America
                            5          Sole Voting Power
         Number of
          Shares                       6,556,345
       Beneficially         6          Shared Voting Power
         Owned by
           Each                        395,000
         Reporting          7          Sole Dispositive Power
          Person
           With                        6,556,345
                            8          Shared Dispositive Power

                                       395,000
9          Aggregate Amount Beneficially Owned by Each Reporting Person

           7,009,640
10 Check If the Aggregate Amount in Row (9) Excludes Certain Shares |X| (See Instructions)

11         Percent of Class Represented by Amount in Row (9)

           6.8%
12         Type of Reporting Person (See Instructions)

           IN
---------- ---------------

CUSIP No. 029912201                   13G                     Page 3 of 6 Pages
-------------------                                           -----------------



Item 1(a).    Name of issuer:

              American Tower Corporation

Item 1(b).    Address of Issuer's Principal Executive Offices:

              116 Huntington Avenue, Boston, Massachusetts  02116

Item 2(a).    Name of Person Filing:

              Steven B. Dodge

Item 2(b).    Address of Principal Offices or, if None, Residence:

              Blueberry Hill, Manchester, Massachusetts  01944

Item 2(c).    Citizenship:

              United States of America

Item 2(d).    Title of Class of Securities:

              Class A Common Stock, $.01 par value

Item 2(e).    CUSIP Number:

              029912201

Item 3. If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:


     (a) [ ] Broker or dealer registered under section 15 of the Act.

     (b) [ ] Bank as defined in section 3(a)(6) of the Act.

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act.

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

     (e) [ ] An investment  adviser in accordance with Rule  13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

CUSIP No. 029912201                   13G                     Page 4 of 6 Pages
-------------------                                           -----------------



Item 4.       Ownership.

     The holdings reported herein are stated as of December 31, 1998. Mr. Dodge became the beneficial owner of more than 5% of the issuer's Class A Common Stock as a result of the separation (the "ATC Separation") of American Tower Systems Corporation (now known as American Tower Corporation, "ATC") from American Radio Systems Corporation ("American Radio"), pursuant to the merger of American Radio with and into a subsidiary of CBS Corporation, effective June 4, 1998 and the filing of a Form 8-A by ATC on June 4, 1998.

     (a) Amount beneficially owned:     7,009,460  shares  (including  6,902,660
                                        shares issuable upon conversion, on a one-for-one basis, of 6,902,660 shares of ATC's Class B Common Stock, $.01 par value).

     (b) Percent of class:              6.8%

     (c) Number of shares as to which such person has:

     (i)      Sole power to vote or direct the vote:        6,556,345 shares

     (ii)     Shared power to vote or direct the vote:      395,000 shares

     (iii)    Sole power to dispose or to direct the
              disposition of:                               6,556,345 shares

     (iv)     Shared power to dispose or to direct the
              disposition of:                               395,000 shares

Item 5.       Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

     The shares identified in Item 4 include the following shares owned beneficially:

     10,030 shares of Class A Common Stock and 3,567,761 shares of Class B Common Stock owned by Mr. Dodge, an aggregate of 25,050 shares of Class A Common Stock and 28,065 shares of Class B Common Stock owned by three trusts for the benefit of Mr. Dodge's children, 66,720 shares of Class A Common Stock and 2,000,000 shares of Class B Common Stock owned by a limited liability company, of which Mr. Dodge is the sole member, 5,000 shares of Class A Common Stock owned by Mr. Dodge's wife and 395,000 shares of Class B Common Stock owned by a charitable foundation of which Mr. and Mrs. Dodge are trustees. Mr. Dodge's wife and a third party serve as co-trustees for the three trusts. Mr. Dodge disclaims beneficial ownership in all shares owned by such trusts, the charitable foundation and his wife. Does not include an aggregate of 329,423 shares of Class B Common Stock purchasable under ATC options received in exchange for American Radio options upon consummation of the ATC Separation; includes an aggregate of 571,834 shares of Class B Common Stock as to which such exchanged options are exercisable. Does not include 1,360,000 shares of Class B Common Stock purchasable under an option granted on January 8, 1998 under the ATC 1997 Stock Option Plan (the "Plan") and 1,300,000 shares of Class A Common Stock purchasable under an option granted on June 22, 1998 under the Plan and 300,000 shares of Class A Common Stock purchasable under an option granted on December 1, 1998 under the Plan; includes 340,000 shares as to which the January option is exercisable. Does not include 170 shares of Class A Common Stock held by Thomas S. Dodge, an adult child of Mr. Dodge, with respect to which Mr. Dodge disclaims beneficial ownership.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

CUSIP No. 029912201                   13G                     Page 5 of 6 Pages
-------------------                                           -----------------



Item 8.       Identification and Classification of Members of the Group.

     Not applicable.

Item 9.       Notice of Dissolution of Group.

     Not applicable.

Item 10.      Certification.

     Not applicable.

CUSIP No. 029912201                   13G                     Page 6 of 6 Pages
-------------------                                           -----------------


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          February 16, 1999
                                                              (Date)


                                                          /s/ Steven B. Dodge
                                                              (Signature)


                                                          Steven B. Dodge
                                                              (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)